A.G.P./Alliance Global Partners

590 Madison Avenue, 28th Floor

New York, NY 10022

March 11, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	ShiftPixy, Inc. Registration Statement on Form S-1, as amended File No. 333-276750

Ladies and Gentlemen:

A.G.P./Alliance Global Partners (“A.G.P.”), solely acting as placement agent on a best-efforts basis in an offering pursuant to the registration statement on Form S-1 (333-276750) (the “Registration Statement”), hereby concurs in the request by ShiftPixy, Inc. that the effective date of the above-referenced Registration Statement be accelerated to 4:30 p.m. Eastern Time, Tuesday, March 12, 2024, or as soon as practicable thereafter pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended. A.G.P. affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

A.G.P./Alliance Global Partners.

By:	/s/ Thomas Higgins
Thomas Higgins
Managing Director